Mail Stop 4561

June 10, 2009

Donald R. Kimble
Sr. Executive Vice President and
Chief Financial Officer
Huntington Bancshares Incorporated
41 South High Street
Columbus, Ohio 43287

>   **Re: Huntington Bancshares Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Form 10-Q for the Period Ended March 31, 2009**
>   **Filed February 24, 2009**
>   **File No. 1-34073**

Dear Mr. Kimble:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Donald R. Kimble
Huntington Bancshares Incorporated
June 10, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibit 13.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 32 – Credit Ratings of Selected Investment Securities, page 55

1. We note the significant unrealized losses related to your trust preferred securities at
    December 31, 2008. We have the following comments:

    - please provide us a full detailed analysis of these securities' impairment as
      of December 31, 2008 that identifies all available evidence, explain the
      relative significance of each piece of evidence, and identify the primary
      evidence on which you rely to support a realizable value equal to or greater
      than the carrying value of the investment; and
    - please provide us, and consider disclosing in future filings, a table detailing
      the following information for your trust preferred securities: deal name,
      class, book value, fair value, unrealized gain/loss, credit ratings, number of
      banks in issuance, deferrals and defaults as a percentage of collateral, and
      excess subordination after taking into account your best estimates of future
      interest deferrals and defaults.

Table 42 – Capital Adequacy, page 65

2. We note your presentation of "tangible common equity to asset ratio" and "tangible
    equity to risk-weighted assets ratio."   These ratios appear to be non-GAAP measures
    as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required
    by GAAP, Commission Rules, or banking regulatory requirements. To the extent you
    plan to provide these non-GAAP ratios in the future, the staff notes the following:

    - to the extent these ratios are disclosed in future periodic filings on Form 10-
      K or 10-Q, or in registration and proxy statements, you should comply with
      all of the requirements in Item 10(e) of Regulation S-K, including clearly
      labeling the ratios as non-GAAP measures and complying with all of the
      disclosure requirements;
    - to the extent that you plan to disclose these ratios in future Item 2.02 Form
      8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i)
      of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K;
    - to the extent you disclose or release publicly any material information that
      includes a non-GAAP measure, such as these ratios in your Item 8.01 Form
      8-K, you should be cognizant of the requirements in Regulation G to label
      the measure as non-GAAP and provide a reconciliation to the most closely
      comparable GAAP measure; and
    - as it relates to the presentation of risk weighted assets, in future filings,
      please generally disclose how risk weighted assets are calculated under

Donald R. Kimble
Huntington Bancshares Incorporated
June 10, 2009

       regulatory capital rules and specifically state, if true, that the number
       disclosed is calculated consistent with banking regulatory requirements.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call me at (202) 551-3321 or William J. Schroeder, Staff Accountant at (202) 551-3394.

                      Sincerely,

                      David Irving
                      Reviewing Accountant